(DUPONT SHAREHOLDERS FOR FAIR VALUE LOGO)

Dear DuPont Shareholder,

We are writing to urge you, as a DuPont shareholder, to vote ?FOR? the stockholder proposal, Agenda Item 6, in DuPont?s 2006 proxy statement. The proposal would require the management to prepare a report to shareholders evaluating the feasibility of an expeditious phase-out of the use of perfluorooctanoic acid
(PFOA) in the production of all DuPont products, including materials that may degrade to PFOA in use or in the environment, and the adoption of safer alternatives.

PFOA is the controversial substance that is linked with signature DuPont products such as Teflon cookware as well as stain and grease repellants used in food packaging, textiles and carpets. PFOA has been targeted by experts and regulators due to an array of concerns about persistence in the environment and potential health impacts. Some DuPont products are made using PFOA, some contain PFOA residues, and some are believed to break down to PFOA during use or in the environment. DuPont is the only current US producer of PFOA.

As you may know, DuPont management recently entered a voluntary agreement with the EPA in which it promised to reduce environmental emissions and product residues of PFOA over the next ten years. Although the EPA program requires companies to commit to ?working toward? the elimination of PFOA and PFOA precursors in products, in our close reading, DuPont management?s commitment to that goal seems ambivalent. Nowhere in its letter of ?commitment? to EPA does DuPont management agree to eliminate the use or production of PFOA on any timeline. Instead, the management targets PFOA emissions and states its plans for ?caps? on residues in products. In other words, as things stand now our company may be planning to continue to produce and use PFOA not just over the next ten years, but indefinitely, and may even allow some ?capped? amounts of PFOA or PFOA precursors in DuPont products.

We believe that this places shareholder value at risk, as consumers, manufacturers and retailers are increasingly seeking non-PFOA products. The market is not necessarily going to tolerate so-called ?trace? amounts of these materials. Major players such as Wal-Mart and McDonalds have already announced their intentions to seek alternatives. If DuPont does not provide the products, competitors may fill the breach. In addition, we believe the continued use and production of PFOA poses enormous potential for environmental and product liabilities. Our company needs to act far more decisively to eliminate PFOA.

DuPont Shareholders for Fair Value (?DSFV?) is an informal group of DuPont shareholders that includes, among others, Amalgamated Bank?s LongView Collective Investment Fund; USW International Union (?USW?), and Sisters of Mercy, Merion Regional Community, Merion, PA. USW also represents approximately 1,800 DuPont employees in New York, New Jersey, Delaware and Kentucky.

This communication is not a proxy solicitation, and DSFV will not accept any proxies. DSFV urges shareholders to vote ?FOR?
this stockholder proposal on DuPont management?s proxy.

We hope that you will join with us in pressing DuPont management to quickly pursue a genuine phase-out of PFOA uses and production, beginning with a report to shareholders, by voting in favor of item 6.

Sincerely,




Sanford Lewis
DuPont Shareholders for Fair Value


SYNOPSIS OF APRIL 2006 DSFV REPORT
Shareholder Value Remains at Risk from PFOA
PFOA (perfluorooctanoic acid) is a chemical used to help make fluoropolymers and fluoroelastomers. E. I. du Pont de Nemours & Co. (DuPont) is the only US producer of PFOA. Fluoropolymers are used in architectural fabrics; chemical processing piping and vessels; automotive fuel systems; telecommunications and electronic wiring insulation; and computer chip processing equipment and systems, and consumer products such as cookware and apparel. PFOA is used as a processing aid in the manufacture of fluoropolymers for use in non-stick surfaces such as Teflon coated cookware. Fluoroelastomers are synthetic, rubber-like materials used in gaskets, O-rings and hoses. DuPont?s 10-K report estimates that these product lines are worth about a billion dollars in annual revenue.
Over the last year, DuPont reached a record $16.5 million settlement with the USEPA to settle civil charges that the management had concealed information related to the health and environmental risks of PFOA. The company has also received a criminal subpoena from the Department of Justice related to the same information. In February 2006, the EPA?s Scientific Advisory Board, a panel of independent experts convened by the EPA, announced its determination that PFOA should be declared a ?likely human carcinogen.?
Also during the last year, DuPont share prices dropped as much as 30 percent. Some of this drop may have been attributable to energy costs and other factors, but it is notable that the drop in share value was more precipitous than many competitors, and was concurrent with the repeated bad news about PFOA.
While DuPont has agreed with EPA to work to reduce emissions of PFOA and residues of PFOA over the next decade, and to search for ?breakthrough? products, to date the management has made no commitment to eliminate the production or use of PFOA and its precursors on any timeline.
Our review of current developments demonstrates serious exposure of our company. Threats to shareholder value that may have imminent or longer term impact include the following:
? Manufacturer, retailer and consumer migrations from DuPont?s PFOA products. Major retailers, such as Wal-Mart and McDonalds, have recently indicated intentions to seek alternatives to products containing PFOA. Moreover, DuPont?s Teflon non-stick cookware products continue to receive media scrutiny.
? Entry of competitors into DuPont markets. The search for alternatives is driving DuPont?s competitors, who are bringing PFOA-free products to market.
? Possible expedited US, state or foreign regulatory action. A petition filed under California?s Proposition 65 on February 22, 2006, seeks to list PFOA as ?a chemical that is known to the state to cause cancer.? If the listing petition prevails, businesses would be prohibited from knowingly discharging the chemical into sources of drinking water, and be required to provide warnings before knowingly exposing anyone to PFOA, unless they could show that the exposures create no significant risk of cancer?. On March 7, 2006, the USEPA published a Federal Register notice asserting that it can no longer presume that long chain polymers similar to PFOA ?will not present an unreasonable risk to human health or the environment.? The agency proposed withdrawing a longstanding exemption to premanufacture notice under the Toxic Substance Control Act for those seeking to manufacture or import new substances of this kind.
? Potential liability related to consumer and environmental
exposures to PFOA at DuPont and other companies.   PFOA
contamination has been detected at several new sites over the last year, and a purported $5 billion class action lawsuit was filed alleging undisclosed health risks associated with Teflon.

To read the entire DSFV report please go to:
www.dupontshareholdersalert.org